UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2026

Commission File Number: 001-42378

Li Bang International Corporation Inc.

(Exact Name of Registrant as Specified in its Charter)

No. 190 Xizhang Road, Gushan Town,

Jiangyin City, Jiangsu Province

People’s Republic of China

+86 0510-81630030

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Entry into a Material Definitive Agreement

On November 3, 2026, Jiangsu Libang Intelligent Technology Co., Ltd. (the “Buyer”), a limited liability company incorporated in the People’s Republic of China and a wholly-owned subsidiary of Li Bang International Corporation Inc., a Cayman Islands exempted company with limited liability (the “Company”), entered into a Share Purchase Agreement (the “Agreement”) with respect to the acquisition of the controlling equity interest in Jiangsu Xinsheng Synthetic Materials Co., Ltd., a limited liability company incorporated in the People’s Republic of China (the “Target Company”). The Target Company is a supplier of innovative and high-performance chemical raw materials and a provider of professional technical support services for applications of such chemical raw materials. The parties to the Agreement are the Company, the Buyer, the Target Company and the two individual shareholders of the Target Company collectively owning 100% equity interest in the Target Company (collectively, the “Sellers”).

Pursuant to the Agreement, the Buyer agreed to purchase from the Sellers an aggregate of fifty point one percent (50.1%) of the issued and outstanding equity interest of the Target Company (the “Subject Equity”) for an aggregate purchase price consisting of (i) 2,000,000 Class A ordinary shares of the Company (the “Consideration Shares”) to be issued by the Company and (ii) cash consideration in the amount of US$23,000,000, to be paid in three installments. The transactions contemplated by the Agreement are to be implemented in three successive stages: a first closing (the “First Closing”), a second closing and a third closing. On the date of the First Closing, which is to occur on or before the tenth (10th) business day following the signing of the Agreement, the Company is to issue the Consideration Shares and pay the first installment of the cash consideration of US$3,000,000. The transfer of the Subject Equity and payment of the remaining cash installments are to occur at the subsequent closings, in each case subject to and in accordance with the terms and conditions of the Agreement. The Consideration Shares are subject to lock-up restrictions and a performance-based leak-out schedule as set forth in the Agreement.

The Company has agreed to a reverse split top-up mechanism intended to preserve the Sellers an aggregate of 2,000,000 Consideration Shares during a protection period commencing on the date of the First Closing and ending on the third (3rd) anniversary thereof. If, at any time during that protection period, the Company effects any reverse stock split, share consolidation or other similar combination of its shares that reduces the aggregate number of Consideration Shares then held by the Sellers, the Company shall issue to the Sellers such additional shares as are necessary (the “Supplemental Shares”) so that the aggregate number of Consideration Shares and Supplemental Shares held by the Sellers equals 2,000,000. Any Supplemental Shares issued will be treated as Consideration Shares for all purposes of the Agreement and will be subject to the same lock-up restrictions and performance-based leak-out schedule.

The Company anticipates that the First Closing will take place in accordance with the terms of the Agreement.

The foregoing description of the Agreement does not purport to describe all terms and conditions thereof and is qualified in its entirety by reference to the Agreement, which is filed as Exhibit 10.1 hereto and is incorporated herein by reference.

Issuance of Unregistered Securities

In connection with the Agreement, and subject to the terms and conditions thereof, the Company will issue an aggregate of 2,000,000 Consideration Shares to the Sellers at or prior to the First Closing as partial consideration for the Subject Equity. The Consideration Shares will not be registered under the Securities Act of 1933, as amended (the “Securities Act”), and will be issued in reliance upon the exemption from registration provided by Regulation S under the Securities Act and/or Section 4(a)(2) of the Securities Act, on the basis that the issuance does not involve any public offering. The Consideration Shares will be subject to lock-up restrictions and a performance-based leak-out schedule, and any resale of the Consideration Shares will remain subject to applicable U.S. federal securities laws, including Regulation S and Rule 144 thereunder, as applicable. The issuance of the Consideration Shares is also subject to the availability of sufficient authorized but unissued shares and to applicable law and the applicable rules of The Nasdaq Stock Market.

This current report on Form 6-K shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of these securities in any jurisdiction in which such offer, solicitation or sale would be unlawful.

Incorporation By Reference

This current report on Form 6-K is hereby incorporated by reference into the Company’s registration statement on Form F-3 (File No. 333-291772), to be a part thereof from the date on which this current report on Form 6-K is submitted and to the extent not superseded by documents or reports subsequently filed or furnished.

Exhibit Index

Exhibit No.	Description
10.1*	Share Purchase Agreement, dated November 3, 2026, by and among Li Bang International Corporation Inc., Jiangsu Libang Intelligent Technology Co., Ltd., a wholly-owned subsidiary of Li Bang International Corporation Inc., Jiangsu Xinsheng Synthetic Materials Co., Ltd., and the two shareholders of Jiangsu Xinsheng Synthetic Materials Co., Ltd.

* Portions of this exhibit have been omitted in accordance with Item 601(b)(10) of Regulation S-K.

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SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Li Bang International Corporation Inc.

Date: November 3, 2026	By:	/s/ Feng Huang
Feng Huang
Chief Executive Officer

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